Barnes & Noble Education, Inc.

120 Mountainview Blvd.

Basking Ridge, NJ 07920

December 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Rucha Pandit

RE:	Barnes & Noble Education, Inc.

Registration Statement on Form S-3

File No. 333-283738

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Barnes & Noble Education, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 9:00 a.m., Eastern Time, on December 20, 2024 or as soon thereafter as may be practicable or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Christina F. Pearson of Pillsbury Winthrop Shaw Pittman LLP, at (650) 233-4756, or in her absence, Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4754.

Very truly yours,

Barnes & Noble Education, Inc.

By:	/s/ Jonathan Shar
Jonathan Shar
Chief Executive Officer